

SECUR[illegible] [illegible]ION

07003562


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C. 186 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commerce Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Forsyth
(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Finke (816) 760-7711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Ste 1000	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen L. Finke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Brokerage Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen L. Finke
Signature

Treasurer
Title

See Attachment
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

STATE OF MISSOURI)
) ss.
COUNTY OF JACKSON)

On this 22nd day of February, 2007, before me personally appeared Karen L. Finke to me personally known, who being by me duly sworn did say that she is the Treasurer of Commerce Brokerage Services, Inc., and that said instrument was signed by authority of its Board of Directors and said Karen L. Finke acknowledged said instrument to be the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial stamp at my office in Kansas City, Missouri, the day and year last above written.

Cheryl Barnett
Notary Public

My Commission Expires: 3-15-08

CHERYL BARNETT
Notary Public-Notary Seal
STATE OF MISSOURI
Commissioned in Jackson County
My Commission Expires: March 15, 2008


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH., D.C.
186
SECTION

COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Financial Statements and
Annual Audited Focus Report
Part III

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Commerce Brokerage Services, Inc.:

We have audited the accompanying balance sheets of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A. (Missouri), as of December 31, 2006 and 2005, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Brokerage Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 28, 2007

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Balance Sheets

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash	$	843,159	1,098,928
U.S. government securities		3,954,080	3,166,032
Receivable from clearing organization		228,198	177,401
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $695,780 in 2006 and $604,617 in 2005		492,295	371,224
Other assets		320,622	303,105
Total assets	$	5,838,354	5,116,690
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	717,444	494,205
Current income taxes payable		98,255	83,029
Deferred income taxes payable		36,979	57,089
Total liabilities		852,678	634,323
Stockholder's equity:			
Common stock, $5 par value. Authorized 6,000 shares; issued and outstanding 5,000 shares		25,000	25,000
Additional paid-in capital		225,000	225,000
Retained earnings		4,735,676	4,232,367
Total stockholder's equity		4,985,676	4,482,367
Total liabilities and stockholder's equity	$	5,838,354	5,116,690

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Statements of Earnings

Years ended December 31, 2006 and 2005

		2006	2005
Revenues:			
Commissions	$	7,994,622	7,799,592
Interest income		176,058	98,256
Other income		151,564	174,013
		8,322,244	8,071,861
Expenses:			
Rent and fees paid to affiliates, net		1,026,995	1,016,412
Salaries and benefits		4,910,002	4,597,599
Advertising		65,473	45,860
Telephone		42,175	47,375
Office supplies and postage		217,414	227,732
Depreciation and amortization		123,415	83,369
Other		1,028,420	978,278
Total expenses		7,413,894	6,996,625
Earnings before income taxes		908,350	1,075,236
Income tax expense (benefit):			
Current		425,151	404,880
Deferred		(20,110)	8,053
Total income tax expense		405,041	412,933
Net earnings	$	503,309	662,303

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Statements of Stockholder's Equity

Years ended December 31, 2006 and 2005

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2004	$	25,000	225,000	3,570,064	3,820,064
Net earnings		—	—	662,303	662,303
Balance at December 31, 2005		25,000	225,000	4,232,367	4,482,367
Net earnings		—	—	503,309	503,309
Balance at December 31, 2006	$	25,000	225,000	4,735,676	4,985,676

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Statements of Cash Flows

Years ended December 31, 2006 and 2005

		2006	2005
Operating activities:			
Net earnings	$	503,309	662,303
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization		123,415	83,369
Deferred income taxes		(20,110)	8,053
Current income taxes		15,226	32,960
Net increase in U.S. government securities		(788,048)	(1,077,738)
(Increase) decrease in receivable from clearing organization		(50,797)	1,768
Increase in accounts payable and accrued expenses		223,239	45,567
Increase in other assets		(46,215)	(120,068)
Net cash provided by operating activities		(39,981)	(363,786)
Investing activities:			
Purchases of furniture, equipment and leasehold improvements		(215,788)	(262,161)
Decrease in cash		(255,769)	(625,947)
Cash at beginning of year		1,098,928	1,724,875
Cash at end of year	$	843,159	1,098,928
Cash payments (net of refunds) of income taxes	$	327,415	371,920

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank, N.A. (Missouri) (the Parent). Commerce Bank, N.A. is a wholly owned subsidiary of Commerce Bancshares, Inc. The Company is registered with the Securities and Exchange Commission to conduct a general securities business. Current activities consist of providing investment services to their customers for a variety of securities including mutual funds, exchange listed and OTC equity securities, options, municipal bonds, corporate bonds, and U. S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC, a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

Certain amounts for the prior year have been reclassified to conform to the current year presentation.

(b) Investment Securities

Investment securities are stated at fair value, which is based on bid prices published in financial newspapers. Investments consist of U. S. government securities with initial maturities of six months.

Securities transactions are recorded on the trade date, as if they had settled. Commission income and expenses are reported on the trade date.

(c) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line basis using estimated useful lives, ranging from four to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(d) Income Taxes

The Company is included in the consolidated federal income tax return filed by Commerce Bancshares, Inc. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Commerce Bancshares, Inc. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred income taxes result primarily from the use of accelerated methods of depreciation and amortization for tax purposes.

(Continued)

(e) Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Related Party Transactions

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue-sharing arrangements. For the years ended December 31, 2006 and 2005, amounts paid by the Company to the Parent and affiliates were as follows:

	2006	2005
Rent	$ 484,247	537,192
Fees paid to affiliates	542,748	479,220
	$ 1,026,995	1,016,412

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $40,400 per month in 2006 and $44,800 per month in 2005.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $3,798,767, which was $3,548,767 in excess of its required net capital of $250,000.

Schedule 1

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2006

Total stockholder's equity per balance sheet	$	4,985,676
Nonallowable assets		835,832
Haircuts on securities		9,916
Other adjustments		341,161
Net capital		3,798,767
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	3,548,767
Aggregate indebtedness	$	873,723
Ratio: Aggregate indebtedness to net capital		0.23 to 1

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4), as the above calculation does not differ materially from the computation for determination of the net capital requirement for broker-dealers under Rule 15c3-1 as of December 31, 2006.

See accompanying independent auditors' report.

Schedule 2

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 3

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank, N.A. (Missouri))

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Commerce Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A. (Missouri), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(a) under the Securities and Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 28, 2007

END